FORM 6-K/A
(Amendment No. 1)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of July 2009

000-29880
(Commission File Number)

Virginia Mines Inc.
 (Translation of registrant’s name into English)

Suite 200, 116 St-Pierre
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ____           Form 40-F  _X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

EXPLANATORY NOTE

Virginia Mines Inc. (the “Company”) hereby amends the Form 6-K furnished to the Commission on July 13, 2009 (the “July Form 6-K”) by replacing in its entirety the Company’s interim Management’s Discussion and Analysis for the Three-Month Period Ended May 31, 2009, as furnished under cover of the July Form 6-K as Exhibit 2 thereof, with the Amended Management’s Discussion and Analysis for the same period included herewith as Exhibit 2 hereof. The only amendment made to the Management’s Discussion and Analysis Report is the inclusion, on page 9 in the section “Internal control over financial reporting”, of the effect the material weakness could have over financial reporting and internal controls over financial reporting. The amended Management’s Discussion and Analysis was filed on the SEDAR database on July 21, 2009, to conform to certain rules concerning continuous disclosure obligations under Canadian law as explained in a cover letter from the Company filed with SEDAR along with the amended Management’s Discussion and Analysis Report, as well as two executed Forms 52-109F2R Certification of Refiled Interim Filings, one from the Company’s President and Chief Executive Officer and one from the Company’s Chief Financial Officer and Secretary. The foregoing cover letter and Certifications are included herewith as Exhibits 1, 3 and 4, respectively. No changes were made to any of the other documents furnished under cover of the July Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.
(Registrant)

By: Amélie Laliberté
Name: Amélie Laliberté
Title: Management Investor Relations

Date: July 23, 2009

EXHIBIT INDEX

Exhibit 1	Letter of the Company dated July 21, 2009 re: Amended Management’s Discussion and Analysis for the Three-Month Period Ended May 31, 2009
Exhibit 2	Management’s Discussion and Analysis for the Three-Month Period Ended May 31, 2009 (Amended on July 21, 2009)
Exhibit 3	Form 52-109F2R Certification of Refiled Interim Filings (Executed by the President and Chief Executive Officer of the Company) dated July 21, 2009
Exhibit 4	Form 52-109F2R Certification of Refiled Interim Filings (Executed by the Chief Financial Officer and Secretary of the Company) dated July 21, 2009